

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2019

Christopher Mitchell
Chief Financial Officer
Chicken Soup for the Soul Entertainment, Inc.
132 East Putman Avenue
Floor 2W
Cos Cob, CT 06807

> **Re: Chicken Soup for the Soul Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed April 1, 2019**
> **File No. 001-38125**

Dear Mr. Mitchell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure